metabolic

RECEIVED

2007 AUG 27 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 August, 2007

07026280

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
16 August 2007	ASX	Notice of Initial Substantial Shareholder	3
17 August 2007	ASX	Letter to Shareholders – Annual Report Legislation Change	4
17 August 2007	ASIC	Form 484 update to Annual Company Statement	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

JW 8/28

Belinda Shave
Financial Controller & Company Secretary

(MPSEC17-8-07.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	16-Aug-2007
Time	16:28:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Form 603
Corporations Act 2001
Section 671B

Notice of Initial Substantial Shareholder

To: **Metabolic Pharmaceuticals Limited**
ABN: 96 083 866 862

1. Details of Substantial Holder

Niako Investments Pty Ltd
ACN 091 529 341

The holder became a substantial holder on 16 August 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	17,281,781	17,281,781	5.75%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Niako Investments Pty Ltd	Holder	Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Niako Investments Pty Ltd	Niako Investments Pty Ltd	Niako Investments Pty Ltd	Ordinary shares 17,281,781

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration – Cash	Class and number of securities – Ordinary shares
Niako Investments Pty Ltd	26/07/07	$0.1350	500,000
Niako Investments Pty Ltd	31/07/07	$0.1250	327,380
Niako Investments Pty Ltd	01/08/07	$0.1250	172,620
Niako Investments Pty Ltd	01/08/07	$0.1250	500,000
Niako Investments Pty Ltd	09/08/07	$0.1250	250,000
Niako Investments Pty Ltd	14/08/07	$0.0643	2,500,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Niako Investments Pty Ltd	Unit 1, 1570-1572 Centre Road, Springvale, Victoria, 3171

Signature

Print name: Mark Riccioni
Secretary
Niako Investments Pty Ltd

Sign here: ....

Date 16 August 2007

RECEIVED
2007 AUG 27 A

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
17/08/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	16,130,658	$0.69	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

07/12/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
Ordinary		300,696,141	$91,755,905	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

07/12/06

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	17-Aug-2007
Time	17:00:22
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders - Annual Report legislation change

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

17 August, 2007

Ms Kate Kidson
The Companies Section
Australian Stock Exchange Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: Changes to Annual Report Legislation

The Australian Government recently enacted legislation changing the default option for receiving annual reports to be via a company's website.

The attached letter has been sent to Metabolic shareholders explaining the new requirements.

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Company Secretary

metabolic

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862

INVESTOR CENTRE
www.investorcentre.com/au

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

ALL CORRESPONDENCE TO:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimile +61 3 9473 2500

000001
000
MBPRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

15 August 2007

IMPORTANT NOTICE

The default option for receiving your annual report has changed from a printed copy to be via our website. You have the choice of receiving notification about accessing your annual report and other shareholder communications online or continuing to receive a printed annual report.

MAKE YOUR SELECTION ON THE BACK OF THIS FORM

YOUR ANNUAL REPORT

YOUR CHOICE

Dear valued shareholder

LEGISLATION CHANGE - WHAT THIS MEANS FOR YOU

The Australian Government recently introduced legislation allowing the default option for receiving annual reports to be via a company's website. You will now receive timely, cost effective and greener online annual reports unless you request a printed copy. You can choose to be notified by email when the annual report and other shareholder communications become available on our website at www.metabolic.com.au. Otherwise information on accessing your online annual report will be provided in your AGM mail pack.

WHAT ARE YOUR OPTIONS?

OPTION 1 @ Elect to receive email notification when your annual report and other shareholder communications become available online.

OPTION 2 Elect to continue receiving, free of charge, a printed copy of the annual report.

If you take no action, information on accessing your online annual report will be provided in your AGM mail pack.

If you have any questions about this form please contact an investor services representative on 1300 850 505.

Yours sincerely

B Shave

Belinda Shave
Company Secretary

YOUR SHAREHOLDER COMMUNICATION OPTIONS

OPTION 1

Elect to receive your annual report and other shareholder communications online

By providing your email address you will no longer receive paper copies of annual reports or any other shareholder document available electronically. Instead you will receive emails advising you when and how to access these documents online.

Please enter your email address below and send this form back in the enclosed reply paid envelope.

@

Please provide your mobile phone number in the event we need to contact you about your securityholding

OR

visit www.investorcentre.com/au and provide your email address. If you are new to the Investor Centre website, simply click 'Register Now' and enter the security information provided below.

SRN/HIN:

POST CODE: 3030

! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

Investor Centre provides you with a complete range of shareholder services

- ☑ Check the value of your shareholding and review your transaction history.
- ☑ Update your shareholder information online.
- ☑ Manage all your shareholdings with a free Investor Centre Portfolio registration.

OPTION 2

Elect to continue receiving a printed copy of the annual report

To receive a printed copy of the annual report please mark the annual report box below and send this letter back to us in the enclosed reply paid envelope.

☐ **ANNUAL REPORT**
Our annual report with detailed financial, remuneration and governance information.

If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.

000001 000 MBPRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I ND

Computershare

MBP 03AL

END